767 FIFTH AVENUE NEW YORK, NY 10153-0119 +1 212 310 8000 TEL +1 212 310 8007 FAX

January 28, 2013	MATTHEW D. BLOCH +1 212 310 8165 MATTHEW.BLOCH@WEIL.COM

Jennifer Thompson

Accounting Branch Chief

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-3561

Mail Stop 3561

Re:	Brookfield Infrastructure Partners L.P.
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 27, 2012
File No. 1-33632

Dear Ms. Thompson:

Enclosed for filing with the Securities and Exchange Commission (the “SEC”) on behalf of Brookfield Infrastructure Partners L.P. (the “Partnership”) is the Partnership’s response to your letter dated December 31, 2012. The Staff’s letter set forth specific comments (the “Comments”) regarding the Partnership’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (the “Form 20-F”).

Set forth below are the Partnership’s responses to the Comments, which the Partnership has requested the undersigned submit to you on its behalf. For purposes of facilitating the Staff’s review of the Partnership’s responses to the Comments, the original comments are included at the beginning of each response.

As noted below in our response, the Partnership has supplied the requested clarification or agreed to change or supplement the disclosures in its future filings, as the case may be. The Partnership’s agreement to change or supplement the disclosures in its filings is undertaken to cooperate fully with the Staff and to enhance the overall disclosure in its filings, and not because the Partnership believes its prior filings are materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient or inaccurate.

Form 20-F for Fiscal Year Ended December 31, 2011

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like.

The Partnership notes the Staff’s comment and has set forth in its responses below, where applicable, examples of the Partnership’s proposed future filings. In some cases, we have included 2009 comparative data for illustrative purposes even though such comparative information will not be included in the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2012 or later periods.

JENNIFER THOMPSON

JANUARY 28, 2013

3.D Risk Factors, page 9

Brookfield does not owe our unitholders any fiduciary duties under the Master Services Agreement or our other arrangements with Brookfield, page 24

2.	We note your statement that “[o]ur limited partnership agreement and the Holding LP’s limited partnership agreement contain various provisions that modify the fiduciary duties that might otherwise be owed to our partnership and our unitholders, including when such conflicts of interest arise.” In future filings, please disclose the source or sources of the fiduciary duties to which you are referring (e.g., Bermuda law) and describe the specific modifications that have been made to these duties via the partnership agreements.

The Partnership acknowledges the Staff’s comment and will revise future filings to disclose the sources of the fiduciary duties that might otherwise be owed to the Partnership and its unitholders and to disclose the specific modifications that have been made to these duties under the partnership agreements. Our proposed disclosure is as follows:

Our Master Services Agreement and our other arrangements with Brookfield do not impose on Brookfield any fiduciary duties to act in the best interests of our unitholders.

Our Master Services Agreement and our other arrangements with Brookfield do not impose on Brookfield any duty (statutory or otherwise) to act in the best interests of the Service Recipients, nor do they impose other duties that are fiduciary in nature. As a result, the Managing General Partner, a wholly-owned subsidiary of Brookfield Asset Management, in its capacity as our general partner, has sole authority to enforce the terms of such agreements and to consent to any waiver, modification or amendment of their provisions, subject to approval by a majority of our independent directors in accordance with our conflicts policy.

In addition, the Bermuda Limited Partnership Act of 1883, under which our partnership and the Holding LP were established, does not impose statutory fiduciary duties on a general partner of a limited partnership in the same manner that certain corporate statutes, such as the Canada Business Corporations Act, impose fiduciary duties on directors of a corporation. In general, under applicable Bermudian legislation, a general partner has certain limited duties to its limited partners, such as the duty to render accounts, account for private profits and not compete with the partnership in business. In addition, Bermuda common law recognizes that a general partner owes a duty of utmost good faith to its limited partners. These duties are, in most respects, similar to duties imposed on a general partner of a limited partnership under U.S. and Canadian law. However, to the extent that the Managing General Partner and the Infrastructure GP LP owe any such fiduciary duties to our partnership and our unitholders, these duties have been modified pursuant to our limited partnership agreement and the Holding LP’s limited partnership agreement as a matter of contract law. We have been advised by counsel that such modifications are not prohibited under Bermuda law, subject to typical qualifications as to enforceability of contractual provisions, such as the application of general equitable principles. This is similar to Delaware law which expressly permits modifications to the fiduciary duties owed to partners, other than an implied contractual covenant of good faith and fair dealing.

Our limited partnership agreement and the Holding LP’s limited partnership agreement contain various provisions that modify the fiduciary duties that might otherwise be owed to our partnership and our

JENNIFER THOMPSON

JANUARY 28, 2013

unitholders, including when conflicts of interest arise. Specifically, the limited partnership agreements state that no breach of the limited partnership agreements or a breach of any duty, including fiduciary duties, may be found for any matter that has been approved by a majority of the independent directors of our Managing General Partner and/or the Infrastructure GP LP, as applicable. In addition, when resolving conflicts of interest, the limited partnership agreements do not impose any limitations on the discretion of the independent directors or the factors which they may consider in resolving any such conflicts. The independent directors of the Managing General Partner and the Infrastructure GP LP can therefore take into account the interests of third parties, including Brookfield, when resolving conflicts of interest. Additionally, any fiduciary duty that is imposed under any applicable law or agreement is modified, waived or limited to the extent required to permit the Managing General Partner and/or the Infrastructure GP LP, as applicable, to undertake any affirmative conduct or to make any decisions, so long as such action is reasonably believed to be in, or not inconsistent with, the best interests of our partnership and/or the Holding LP, as applicable.

In addition, the limited partnership agreements provide that the Managing General Partner, the Infrastructure GP LP and their affiliates do not have any obligation under the limited partnership agreements of our partnership or the Holding LP, or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to our partnership, the Holding LP, any Holding Entity or any other holding entity established by us. They also allow affiliates of the Managing General Partner and the Infrastructure GP LP to engage in activities that may compete with us or our activities. Additionally, any failure by our Managing General Partner or the Infrastructure GP LP to consent to any merger, consolidation or combination will not result in a breach of the limited partnership agreements or any other provision of law. The limited partnership agreements each prohibit the limited partners from advancing claims that otherwise might raise issues as to compliance with fiduciary duties or applicable law. These modifications to the fiduciary duties are detrimental to our unitholders because they restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit conflicts of interest to be resolved in a manner that is not in the best interests of our partnership or the best interests of our unitholders. See Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions —Conflicts of Interest and Fiduciary Duties”.

JENNIFER THOMPSON

JANUARY 28, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 59

Results of Operations, page 60

3.	You appear to present a high level overview of your consolidated operating results and consolidated statements of financial position on pages 60 and 61. Please expand your narrative analysis of the Summary Statements of Operating Results Key Metrics to clearly explain any significant changes in your consolidated results as presented in accordance with IFRS. For example, your consolidated revenues increased from 2009 to 2010 by more than 100% and increased from 2010 to 2011 by more than 150%; however, you have provided no narrative explanation of these significant increases. To the extent applicable, please also apply this comment to your narrative analysis of the Summary Statements of Financial Position Key Metrics.

The Partnership acknowledges the Staff’s comment and will expand its future narrative analysis of the Summary Statements of Operating Results Key Metrics to discuss significant changes in the Partnership’s consolidated IFRS results. To illustrate how the Partnership expects its future filings to include such additional analysis, the Partnership has set forth in Appendix A an amended Overview of Performance section of Management’s Discussion and Analysis of Financial Condition and Results of Operations (the “MD&A”), to be captioned “Review of Consolidated Financial Results”, showing changes marked against the Form 20-F disclosure, an updated version of which will be included in future filings. The Partnership has also set forth in Appendix B a clean version of the same revised disclosure.

4.	We note your presentation of Key Metrics at the top of page 60, including many metrics that appear to be non-IFRS financial measures. We have the following comments:

•

To avoid the appearance of giving prominence to non-IFRS financial measures, please first provide your analysis of consolidated results in accordance with IFRS, followed by your supplemental analysis of consolidated results on a non-IFRS basis.

•

We note your reference at the top of page 60 to the Reconciliation of Non-IFRS Financial Measures section of your MD&A. Since this Reconciliation section is more than 20 pages away from your presentation of these non-IFRS measures, please provide your readers with a reference to the specific page where these reconciliations are located. We believe this will greatly assist your readers in locating the reconciliations and related non-IFRS disclosures which provide important context for the non-IFRS measures that you are presenting.

The Partnership acknowledges the Staff’s comment and will revise its future disclosures to first provide the analysis of consolidated IFRS results followed by the analysis of non-IFRS consolidated results. The Partnership will also revise its future disclosures to provide a page reference to where the Reconciliation of Non-IFRS Financial Measures is located in the MD&A. To illustrate how the Partnership expects its future filings to include such additional disclosures, the Partnership has set forth in Appendix A an amended Overview of Performance section of the MD&A, to be captioned “Review of Consolidated Financial Results”, which will precede the discussion of non-IFRS measures and will be included in future filings.

JENNIFER THOMPSON

JANUARY 28, 2013

5.	We note your presentation and analysis beginning on page 62 of operating results, financial position information and other metrics by segment. We have the following comments:

•

As indicated in our comments below concerning Note 34 to your audited financial statements, please ensure that you determine your segments in the same manner for purposes of presenting operating results and for purposes of presenting financial position information.

The Partnership acknowledges the Staff’s comment and will revise its future disclosures to reflect that its segments are determined in the same manner for purposes of presenting operating results and presenting financial position information (i.e. both are based on a proportional basis as disclosed more fully in the appendices). To illustrate how the Partnership expects its future filings to include such revised disclosures, the Partnership has set forth in Appendix C an amended disclosure of segmental results to be included in Note 34. Segment Information in the notes to the Partnership’s consolidated financial statements in future filings.

•

We note that you disclose your segmental measures of profitability, Adjusted EBITDA and FFO, for each segment. Please tell us how you have complied with the guidance in Question 104.02 of our Non-GAAP Interpretations to provide a complete discussion of the reconciling items that apply to the particular segment being discussed. In this regard, given how you have defined your operating segments, it appears that at a minimum you would need to provide a discussion of the equity method investees attributed to each segment and how disaggregating the results from these associates has impacted each line item presented for that particular segment’s results. Similarly, it appears that you would need to provide a discussion of any less than 100% owned subsidiaries attributed to each segment and how removing the non-controlling interest’s portion of each line item has impacted the amounts presented for that particular segment’s results.

The Partnership acknowledges the Staff’s comment and has set forth in Appendix D the Reconciliation of Operating Segments to be included in the Partnership’s MD&A in future filings.

The Partnership acknowledges that the table set forth in Appendix D reconciles segment performance measures in the aggregate. For this reason, the Partnership will include tables in future filings for each operating segment to facilitate the reconciliation of contributions from investments in associates and attribution of non-controlling interest in the determination of Adjusted EBITDA, FFO and Net income attributable to the Partnership. See Appendix E for the Partnership’s proposed sample tables for the years ended December 31, 2011, 2010 and 2009.

The proposed tables included in Appendix E will include a reference to the reconciliation included in Appendix D, as this table provides further detail regarding the effects of contributions from investments in associates and attribution of non-controlling interest at the segment level. The discussion supporting the above noted reconciling items will focus on material changes between reporting periods in order to facilitate the understanding of the nature of and changes to reconciling items due to contribution from investments in associates and the attribution to non-controlling interest. The Partnership respectfully submits that the revised disclosures as described above will comply with the guidance in Question 104.02 of the Staff’s Non-GAAP Interpretations.

•

We note that you present AFFO yield separately for each segment. Since AFFO yield is not identified in Note 34 to your audited financial statements as segmental measures of profit used by your CODM to manage the business, and since this metric does not appear in your tabular disclosures by segment within Note 34, this is a non-IFRS measure whose presentation must fully comply with Item 10(e) of Regulation S-K. Please explain to us how your current disclosures related to this measure comply with Item 10(e). At a minimum, it appears that you should revise to provide a reconciliation of each segment’s time weighted average invested capital to each segment’s partnership capital.

JENNIFER THOMPSON

JANUARY 28, 2013

The Partnership acknowledges the Staff’s comment and will revise its future filings to provide a reconciliation of each segment’s time weighted average invested capital to each segment’s partnership capital. To illustrate how the Partnership expects its future filings to include such additional analysis, the Partnership has set forth in Appendix F the Reconciliation of Invested Capital by Segment to be included in the Partnership’s MD&A in future filings.

•

Please also reconcile Adjusted EBITDA and FFO for each line of business within each of your segments to the appropriate IFRS measure since these lines of business also do not appear in Note 34 to your audited financial statements and as such are not segmental measures of profitability under IFRS 8.

The Partnership respectfully advises the Staff that its CODM has segmented its business into three operating segments, based on the similarities of the underlying economic drivers of its businesses and how the businesses are managed. Please refer to the Partnership’s response to Question 12 for further detail pertaining to the reasons in which the Partnership believes that its operating segments are appropriate.

The Partnership has included additional information pertaining to certain business lines within its MD&A in order to explain the performance of its operating segments. In effect, the Partnership does not view these business unit measures as separate non-IFRS measures, but as a means for better understanding and explaining performance at the segment level. The Partnership believes this additional information at the business unit level helps provide explanations for changes in performance metrics between periods to facilitate analysis of segment results within the MD&A.

•

Please expand your analysis of results of operations for each segment to provide a more detailed explanation of the underlying changes that drove the changes in segment results. As one example only, and not an inclusive list, we note that revenue for the Utilities segment doubled from 2010 to 2011. Your analysis of results for this segment as a whole and for each line of business within this segment refers to an incremental contribution from the Prime merger and also refers to various other factors that may have impacted revenue; however, since you have not quantified the incremental contribution to revenue from the Prime merger or from the other factors described, investors cannot determine from your current disclosures which specific factors drove the increase in Utilities segment revenue or how much of that increase in revenue was attributable to each line of business within this segment. Please revise to provide a narrative discussion of the extent to which material changes in revenues are attributable to acquisitions, dispositions, changes in prices or changes in volume of products sold, or to the introduction of new products and services. More broadly, please revise your analysis of results of operations to better satisfy the three principal objectives of MD&A as described in our Release Nos. 33-8350 and 33-8056.

The Partnership respectfully acknowledges the Staff’s comment and notes that, in the Partnership’s response to comment #3 above, the Partnership will provide in future filings a more detailed discussion of significant changes in the Partnership’s consolidated results as presented in accordance with IFRS, which would appear on pages 60 and 61 of the Form 20-F. Within this discussion, the Partnership will include, to the extent material, a discussion and quantification of period-to-period material changes in IFRS metrics within the Partnership’s operating segments and lines of business. The Partnership refers you to the sample revised disclosures to be included in future filings set forth in Appendix A.

JENNIFER THOMPSON

JANUARY 28, 2013

The Partnership will also include in future filings a more detailed explanation of the underlying factors that drove changes in segment results without being duplicative when using a similar approach to the revised disclosures set forth in Appendix A. The Partnership respectfully submits that the revised disclosures set forth in response to comment #3 above, in addition to the discussion of results contained in the segments sections of the MD&A, will meet the three principle objectives of MD&A as described in the SEC’s Release Nos. 33-8350 and 33-8056.

Reconciliation of Non-IFRS Financial Measures, page 83

6.	We note your reconciliation on page 84 of FFO and AFFO to net income attributable to the partnership. Please revise your disclosures as necessary to explain to your investors any differences between these reconciling items and the related amounts seen in your audited financial statements.

The Partnership acknowledges the Staff’s comment and will amend its disclosure in future filings to explain the differences between the line items in its Reconciliation of Non-IFRS Financial Measures. To illustrate how the Partnership expects its future filings to include such additional disclosure, the Partnership will include the following on page 84 of the Partnership’s MD&A:

The following table reconciles FFO to the most directly comparable IFRS measure, which is net income. We urge you to review the IFRS financial measures within the MD&A and to not rely on any single financial measure to evaluate the Partnership.

	Year Ended December 31,
MILLIONS	2011	2010	2009
Net income attributable to partnership	$187	$430	$53
Add back or deduct the following:
Depreciation and amortization	203	132	26
Deferred taxes	73	11	(8)
Fair value adjustments	(144)	(10)	54
Revaluation gain	—	(396)	(28)
Other items	73	30	20

FFO	$392	$197	$117
Maintenance capital	(92)	(49)	(18)

AFFO	$300	$148	$99

The difference between net income and FFO is primarily attributable to depreciation and amortization expenses, fair value adjustments and revaluation gains.

FFO and AFFO are presented based on Brookfield Infrastructure’s proportionate share of results in operations accounted for using consolidation and the equity method whereby the Partnership either controls or exercises significant influence over the investment respectively, in order to demonstrate the impact of key value drivers of each of these operating platforms on the Partnership’s overall performance. As a result, segment depreciation and amortization, deferred taxes, fair value adjustments, revaluation gains and other items are reconciling items that will differ from results presented in accordance with IFRS as these reconciling items (1) include Brookfield Infrastructure’s earnings from investments in associates attributable to each of the above-noted items, and (2) exclude the share of earnings (loss) of consolidated investments not held by Brookfield Infrastructure apportioned to each of the above-noted items. See Reconciliation of Operating Segments on page [xx] for a reconciliation of segment results to the Partnership’s statement of operating results in accordance with IFRS.

JENNIFER THOMPSON

JANUARY 28, 2013

The Partnership has set forth in Appendix D a sample Reconciliation of Operating Segments to be included in the Partnership’s MD&A in future filings.

Please also apply this comment to your reconciliation on page 85 of invested capital to partnership capital.

The Partnership acknowledges the Staff’s comment and will amend its disclosure in future filings to explain the differences between the line items in its reconciliation of invested capital to partnership capital. To illustrate how the Partnership expects its future filings to include such additional disclosure, the Partnership will include the following on page 85 of the Partnership’s MD&A:

	As of
MILLIONS, UNAUDITED	December 31, 2011	December 31, 2010
Partnership capital	$4,206	$3,371
Cumulative differences[1]	(304)	1
Maintenance capital expenditures	(92)	(49)
Non-cash statement of operating results items	205	(233)
Accumulated other comprehensive income	(388)	(174)
Other adjustments	1	(23)

Invested capital	$3,628	$2,893

[1]	– Cumulative differences are comprised of total cumulative maintenance capital expenditures, non-cash statement of operating results items and other adjustments since capital was invested.

Invested capital is defined as partnership capital adding back the following items: non-cash statement of operating results items net of maintenance capital expenditures as well as accumulated other comprehensive income as reconciled above. Reconciling items are presented based on Brookfield Infrastructure’s proportionate share of results in operations accounted for using consolidation and the equity method whereby the Partnership either controls or exercises significant influence over the investment respectively. As a result, non-cash statement of operating results will differ from results presented in accordance with IFRS as they (1) include Brookfield Infrastructure’s earnings from investments in associates attributable to each of the above-noted items, and (2) exclude the share of earnings (loss) of consolidated investments not held by Brookfield Infrastructure. See Reconciliation of Operating Segments on page [xx] for reconciliation of segment results to the Partnership’s statement of operating results in accordance with IFRS.

The Partnership has set forth in Appendix F a sample Reconciliation of Invested Capital by Segment to be included in the Partnership’s MD&A in future filings.

JENNIFER THOMPSON

JANUARY 28, 2013

7.B Related Party Transactions, page 100

Conflicts of Interest and Fiduciary Duties, page 106

7.	We note your references to fiduciary duties in the penultimate paragraph on page 108. In future filings, please disclose the source or sources of the fiduciary duties to which you are referring (e.g., Bermuda law), provide a summary of the duties (e.g., duty of care, duty of loyalty) and describe the specific modifications that have been made to the duties.

Please refer to the response provided to comment #2 above. The Partnership will revise its future filings to include similar disclosure of the sources of the fiduciary duties that might otherwise be owed to the Partnership and its unitholders, to summarize the fiduciary duties and to expand on the disclosure regarding the specific modifications that have been made to these duties under the partnership agreements.

Financial Statements for the Year Ended December 31, 2011

Notes to Consolidated and Combined Financial Statements, page F-9

Note 4. Acquisitions of Businesses, page F-23

8.	We note that you identified an error during 2011 in the deferred tax assets and liabilities recorded on the acquisition accounting of Prime Infrastructure and DBCT, resulting in a $9 million reduction in the bargain purchase gain recognized during fiscal year 2010 and numerous adjustments to your statement of financial position as of December 31, 2010. Please tell us in greater detail the nature of this error, including when and how it was first discovered and why it resulted in numerous adjustments to your statement of financial position. Please also clarify why it appears that the measurement adjustments, outside of the change to your bargain purchase gain, did not result in post-acquisition changes to your fiscal 2010 net income. For example, it appears that the increase in property, plant and equipment would result in increased depreciation.

The Partnership respectfully advises the Staff that the error initially identified pertained primarily to the rate applied in tax affecting temporary differences arising on the purchase accounting for Prime. The entity that purchased the shares of Prime is a Bermudan entity that is not subject to tax. As a result, the temporary differences arising on the acquisition were tax affected at a nil tax rate, the tax rate in the jurisdiction in which the gain was deemed to have occurred. However, in comparing the revised carrying value of property, plant and equipment from revaluations performed at December 31, 2011 to their corresponding tax bases, the Partnership recognized that the temporary differences arising on the acquired net assets are required to be tax affected at the tax rate of the jurisdiction of the net assets giving rise to the temporary differences.

Accordingly, the Partnership reassessed its purchase accounting for the acquisition of Prime and DBCT and in doing so identified additional errors with respect to the measurement of its share of the fair value of the acquired net assets and liabilities of Prime and DBCT.

Subsequent errors identified were comprised primarily of the following: (1) contributions from customers to fund future capital expenditure were not appropriately included in the forecasted cash flows used to calculate the fair value of certain property, plant and equipment; (2) forecasted cash flows used to calculate the fair value of certain property, plant and equipment included incremental overheads required to facilitate additions to property, plant and equipment but excluded incremental revenues from these additions; and (3) forecasted cash flows used to

JENNIFER THOMPSON

JANUARY 28, 2013

calculate the fair value of certain property, plant and equipment did not appropriately consider strategic decisions disclosed publicly by certain customers at the time of acquisition that significantly affected expected cash flows generated by the assets.

At the time of identifying the errors, the Partnership was still within twelve months of the acquisition date of Prime and DBCT, and consequently, the Partnership gave due consideration as to whether or not the errors met the definition of measurement period adjustments in accordance with paragraph 45 of IFRS 3R, but ultimately concluded that the required adjustments did not constitute measurement period adjustments to the purchase price allocation underlying the Partnership’s acquisition of Prime and DBCT. The adjustments to the final purchase price allocation were instead appropriately classified as resulting from the correction of an error in accordance with IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors. Correction of the errors resulted in a $9 million adjustment to the Partnership’s share of the fair value of Prime and DBCT’s net assets and a $9 million reduction of the bargain purchase gain was recognized in the income statement, in light of the resulting excess of the Partnership’s share of the fair value of the net assets acquired over the consideration exchanged.

The Partnership advises the Staff that there were no other-than-insignificant post-acquisition changes to its fiscal 2010 net income arising from the above noted adjustments (any adjustments were of an immaterial amount being less than $1 million for the reason that the stub period comprising the time period between the date of acquisition and December 31, 2010 was short in duration (~20 days) and the assets and liabilities that were adjusted are long-lived in nature).

Note 20. Revenues, page F-42

9.	We note your disclosure of consolidated revenue by operating segment and have the following comments:

•

Please tell us the proportion of consolidated revenue attributable to each major line of business within your Utilities and Transport and Energy segments. In this regard, based on the description of these segments within Items 4 and 5 of your Form 20-F, we assume you would present categories similar to regulated terminal operations, electricity transmission, regulated distribution, rail operations, port operations, toll road operations and energy transmission and distribution operations.

•

Please tell us how you determined that disclosing revenue by segment meets the objectives of paragraph 32 of IFRS 8. Specifically, please tell us how you considered disclosing revenue for each major category of products or services as described in the immediately preceding bullet point and in Items 4 and 5 of your Form 20-F.

The Partnership advises the Staff that senior management evaluates performance and makes resource allocations based on three operating segments, which are determined based on the similarities that exist between the business units within each operating segment. Specifically, the Partnership has considered IFRS 8 - Operating Segments paragraph 32 which requires that “An entity shall report the revenues from external customers for each product and service, or each group of similar products and services…”

While IFRS 8 does not explicitly define “similar products and services”, IFRS 8.12(a), by analogy, provides guidance pertaining to the meaning of “similar” in the context of products and services in the determination of operating segments. For example, products and services that are characterized as “similar” may have similar production processes, classes of customers and similar rates of growth. The following is the Partnership’s

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JANUARY 28, 2013

assessment of “similar products and services” as well as the “nature of the production process” using the aforementioned criteria as the Partnership considers these to be the two criteria that are most similar to the concept contained in IFRS 8.32:

Segment	Product/Service Similarities	Production Process Similarities
Utility	Regulated businesses, which earn a return on their asset base, as well as businesses with long-term contracts designed to generate a return on capital over the life of the contract.	Process generally comprises the conveyance of commodities to end users.

Transport and Energy	Open access systems that provide transportation, storage and handling services for energy, freight, bulk commodities and passengers, for which an access fee is paid.	The service provided is based on providing access to existing infrastructure.

Timber	Logs and specialty logs.	Forest management and cutting activities.

Although the operating segments may earn revenues from a variety of business units, the nature of the product/service revenues are similar within each of the Partnership’s operating segments. Therefore, the Partnership concluded and respectfully maintains its position that reporting revenues by operating segment meets the objectives of paragraph 32 of IFRS 8 and it is therefore appropriate to disclose information about products and services at the level of the Partnership’s operating segments.

Notwithstanding the above, as requested by the Staff, the following table provides the Partnership’s consolidated revenues attributable to regulated terminal operations, electricity transmission, regulated distribution, rail operations, port operations, and energy transmission and distribution operations:

	Twelve months ended December 31
MILLIONS, UNAUDITED	2011	2010	2009
Utilities
Regulated Terminal Operation	$412	$25	—
Electricity Transmission	44	36	30
Regulated Distribution	94	7	—
Transport & Energy
Rail	205	15	—
Energy Transmission & Distribution	151	12	—
Ports	209	185	19
Timber
Timber	521	354	241

Brookfield Infrastructure’s consolidated revenues	$1,636	$634	$290

•	Based on your analysis of revenue by major line of business, please explain to us how you determined that the most appropriate SIC code for your company is 4911, “Electric Services.”

JENNIFER THOMPSON

JANUARY 28, 2013

The Partnership has used the Standard Industrial Classification (“SIC”) Code of 4911 “Electric Services” since it became subject to the reporting requirements of the SEC in January 2008. At that time, the most significant portion of the Partnership’s revenue was from its Electricity Transmission and Distribution segment, which is best described under SIC Code 4911. Since that time, consistent with the Partnership’s business strategy as described in its periodic reports, the Partnership engaged in a number of acquisitions and divestitures. As a result, the relative contributions to the Partnership’s revenue from various lines of business has changed at various times. For the year ended December 31, 2011, the most significant portion (approximately 35%) of the Partnership’s revenue was from its Transport and Energy segment. However, this may change in the future as the Partnership makes further acquisitions and dispositions in accordance with its strategy. The Partnership continues to make acquisitions within the electric services industry, including the acquisition of a Colombian regulated electrical distribution system early in 2012. Since the Partnership’s electricity transmission and distribution operations are still a significant part of its business (approximately 22% of revenues on a proportionate basis for the year ended December 31, 2011) and given that future acquisitions will likely continue to affect which operating segment comprises the most significant portion of its revenues, the Partnership respectfully submits that its current SIC Code 4911 remains relevant and appropriate.

Note 25. Partnership Capital, page F-45

10.	We note that your subsidiary Brookfield Infrastructure LP (“Holding LP”) has issued 51.7 million redeemable partnership units to your ultimate parent Brookfield Asset Management and that you classify these units as your limited partnership units as opposed to noncontrolling interests. We also note our recent correspondence regarding a similar issue on Brookfield Renewable Energy Partners L.P. and Brookfield Property Partners L.P. Please tell us how you plan to address this issue for Brookfield Infrastructure Partners L.P.

The Partnership acknowledges the Staff’s comments with respect to the treatment of the redeemable partnership units held by Brookfield. The redeemable partnership units provide Brookfield with the direct economic benefit of and exposure to the underlying performance of Brookfield Infrastructure LP (the “Holding LP”) and accordingly to the variability of its distributions, whereas the Partnership’s unitholders have an indirect economic benefit and exposure to the Holding LP through their direct ownership interest in the Partnership, which owns a direct interest in the Holding LP. Accordingly, as was also agreed with the Staff in relation to Brookfield Property Partners L.P. and Brookfield Renewable Energy Partners L.P., the Partnership will present the redeemable partnership units as non-controlling interests rather than equity of the Partnership, whereas the limited partnership units issued by the Partnership will be presented as equity of the Partnership.

The Partnership has set forth in Appendix G the consolidated and combined financial statements as at December 31, 2011 and 2010 and for the years ending December 31, 2011, 2010 and 2009 with the amended classification of the redeemable partnership units. In future filings, the Partnership will account for this reclassification in accordance with IAS 1.10(f) and will revise its consolidated and combined financial statements accordingly, commencing with the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2012.

Note 34. Segment Information, page F-56

11.	It appears from the first paragraph under this heading that your Chief Operating Decision Maker (CODM) uses two measures of an operating segment’s profit or loss for the purposes of making decisions about allocating resources to the segment and assessing its performance: FFO and Adjusted EBITDA. Please confirm our understanding, or if our understanding is incorrect, please explain this matter to us in more detail. If our understanding is correct, please explain to us how your current disclosures comply with paragraph 28(b) of IFRS 8.

JENNIFER THOMPSON

JANUARY 28, 2013

The Partnership confirms to the Staff that its CODM uses FFO and Adjusted EBITDA to measure an operating segment’s profit or loss for purposes of making decisions about allocating resources to segments and assessing its performance.

The Partnership acknowledges the Staff’s comment and will amend its future segmental results to comply with paragraph 28(b) of IFRS 8. To illustrate how the Partnership expects its future filings to include such revised disclosure, the Partnership has set forth in Appendix C an amended disclosure of segmental results to be incorporated in Note 34. Segment Information in the notes to the Partnership’s consolidated financial statements.

12.	We note your statement at the top of page F-57 that “No operating segments have been aggregated to form the reportable operating segments below.” However, we also note that you disclose and analyze changes in your measures of segment profitability (Adjusted EBITDA and FFO) within MD&A for each line of business within your reportable operating segments. If your CODM reviews your measures of segment profitability for each line of business within your reportable operating segments, it appears that these lines of business may be operating segments as defined in IFRS 8. Alternatively, if your CODM does not review these measures of segment profitability for each line of business, it is unclear to us why you have presented these measures within your MD&A disclosures and how your current disclosures fulfill the objective of providing your investors with a narrative explanation of your financial statements that enables them to see the company through the eyes of management. Please explain this to us in detail.

The Partnership respectfully acknowledges the fact that it includes performance measures for certain (but not all) business units in its MD&A contained within its Form 20-F filings. The Partnership submits that although its CODM does not make decisions about resource allocation and performance assessment at these levels, it has nonetheless included this disclosure in order to provide further information to illustrate the factors that drive the Partnership’s operating period results within each segment and for the Partnership. The Partnership believes that including this additional disclosure provides readers with incremental information that is useful for a complete understanding of the Partnership’s financial condition, changes in financial condition and results of operations in accordance with the fundamental purposes of preparing an MD&A. In providing additional information pertaining to certain lines of business within its MD&A, the Partnership has also considered the information needs and requests of investment analysts that follow the Partnership. Through correspondence with a number of analysts, it has become apparent to the Partnership that a number of these analysts evaluate the value of the Partnership on a sum of the parts basis by deriving a value for each business unit. The line of business information that the Partnership provides from time to time in its MD&A is consistent with such requests.

The Partnership further acknowledges that the operating segments of an entity should follow how management views the business and assesses performance and submits that this is the basis in which it has determined its operating segments. However, the Partnership advises the Staff that the information that its CODM receives does include certain (but not all) measures of segment profitability for each of the lines of business within each of its three operating segments. This line of business information, while included in the CODM reports, is not necessarily consistent with the type and form of information that is also included from time to time in the Partnership’s MD&A. However, given that this profitability information exists, the Partnership has considered whether these lines of business are in fact operating segments themselves in its application of the requirements of IFRS 8, Operating Segments.

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JANUARY 28, 2013

In order to make this assessment, the Partnership has considered the guidance contained within paragraphs 8 and 9 of IFRS 8. IFRS 8.8 denotes the following:

“If the chief operating decision maker uses more than one set of segment information, other factors may identify a single set of components as constituting an entity’s operating segments, including the nature of the business activities of each component, the existence of managers responsible for them and information presented to the board of directors.”

Specifically, the Partnership analysed these three criteria contained in IAS 8.8 in what it considers their order of importance as it pertains to the Partnership’s set of circumstances, as follows:

a)	The existence of managers responsible for each segment:

The CODM has organized the Partnership to align executive accountability to its three operating segments, appointing a Chief Investment Officer (CIO) for each of the three segments. These CIOs report directly to the CODM and maintain regular contact with the CODM to discuss operating activities, financial results, forecasts and plans for the segment. The CIOs are evaluated based on the performance of the capital deployed in these segments, as tracked against the key performance measures in the last column of the table that follows in the second criterion below. The Partnership also considers a critical differentiator between CIOs and business unit leaders to be that the CIO reports directly to the CODM whereas business unit leaders do not. For clarity, the business unit leaders do not regularly interact with the CODM.

When assessing this criterion found within IFRS 8.8, the Partnership also considered IFRS 8.9 which contains the following excerpt that it finds to be relevant to its set of circumstances:

“…If the characteristics in paragraph 5 apply to more than one set of components of an organization but there is only one set for which segment managers are held responsible, that set of components constitutes the operating segments.”

The Partnership is of the view that the corporate reporting structure of the Partnership, which is segmented into three operating segments as implemented by its CODM, is most representative of how the overall Partnership’s business is viewed through “the eyes of management” as the concept is described in the Basis for Conclusions accompanying IFRS 8.

While the Partnership is of the view that the reporting structure of the Partnership is most important in the determination of its three operating segments, it has also assessed the remaining criteria for determining operating segments contained within IFRS 8.8 as follows:

b)	The nature of business activities of each component:

IFRS 8 does not contain detailed or explicit guidance pertaining to “nature of the business activities.” As a result, the Partnership has looked to the guidance contained in IFRS 8.12 by analogy, which utilizes the concept of “similar economic characteristics” of operating segments as similar principles appear to exist between “nature of the business activities” and “economic principles”. The Partnership assessed its operating segments against the following criteria: nature of products and services, nature of the production processes, types or class of

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customers, method used to distribute products or services, nature of the regulatory environment and common performance measures in the table below:

Segment	Product/Service Similarities	Production Process Similarities	Type/class of Customers Similarities	Distribution Channel Similarities	Regulatory Similarities	Performance Measure Similarities
Utility	Regulated businesses, which earn a return on their asset base, as well as businesses with long-term contracts designed to generate a return on capital over the life of the contract.	Process generally comprises the conveyance of commodities to end users.	Large commercial clients.	Domestic and international markets.	Regulated businesses that earn a regulated return on asset base or contracts that are structured to provide a return on asset base.	Growth in rate base Return on rate base AFFO yield

Transport and Energy	Open access systems that provide transportation, storage and handling services for energy, freight, bulk commodities and passengers, for which an access fee is paid.	The service provided is based on providing access to existing infrastructure.	Individual and commercial customers may use the services of all business units.	Service accessed by virtue of paying an access fee or tariff.	Largely unregulated, however price ceilings do exist in rail and natural gas operations.	Revenue growth EBITDA margin AFFO yield

Timber	Logs and specialty logs.	Forest management and cutting activities.	Commercial clients (primarily lumber companies).	Commercial domestic and export markets.	Regulated economic environment in both Canada and the U.S. Regulations also exist with respect to forest management practices.	Harvest levels EBITDA margin AFFO Yield

Based on the table above, the Partnership is of the view that the nature of the activities of the business units within its operating segments are materially similar to each other, hence facilitating collective review.

c)	Information presented to the board of directors

The Partnership’s board of directors receives the same level of information as provided to the CODM (i.e. performance information at both the segment and business unit level). The performance information that the

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board of directors receives at the level of each business unit within each segment is in support of the overall performance of the operating segment; in other words, it provides the detail behind the overall performance of the segment and the Partnership’s invested capital by providing breakdowns by individual investments. Given that the Partnership’s board of directors receives the same level of information as received by the CODM, the Partnership believes that similar criteria contained within paragraphs a) and b) above will need to be assessed in order to determine the appropriate assignment of operating segments as one criterion unto itself is not wholly determinative.

Based on the foregoing, the Partnership respectfully maintains its view that the Partnership’s business comprises three operating segments as this most appropriately reflects how the Partnership is viewed through the eyes of management.

13.	Your presentation of segmental results on pages F-57 and F-58 appears to present two different sets of reportable operating segments for each year: one in which you disaggregate the components comprising the earnings from your investments in associates, reflect 100% of the results from your associates, and do not remove any results attributable to the non-controlling interests; and another in which you disaggregate the components comprising the earnings from your investments in associates, reflect your proportionate amount of those associates’ results, and remove the portion of each line item attributable to the non-controlling interests. If your reportable operating segments are the columns labeled “Brookfield Infrastructure’s Share,” please either remove the columns labeled “100%” or explain to us how your presentation of two different sets of reportable operating segments complies with the guidance in paragraphs 8 through 10 of IFRS 8 to identify a single set of operating segments.

The Partnership acknowledges the Staff’s comment and will revise in future filings the presentation of segmental results by removing the column labeled “100%”. To illustrate how the Partnership expects its future filings to include such revised presentation, the Partnership has set forth in Appendix C an amended disclosure of segmental results to be incorporated in Note 34. Segment Information in the notes to the Partnership’s consolidated financial statements in future filings.

14.	We note your disclosure of segment assets and liabilities on page F-59. The reconciliation presented of segment assets and liabilities to consolidated assets and liabilities appears to contain no adjustment to disaggregate the assets and liabilities contained in your investments in associates asset account, and there appears to be no adjustment to remove the portion of assets and liabilities attributable to the non-controlling interests. This creates a difference between how the assets and liabilities assigned to each segment were determined and how the operating results assigned to each segment were determined. Please confirm our understanding, or if our understanding is incorrect, please explain this matter to us in more detail. If our understanding is correct, please explain to us how you have presented the assets and liabilities of each operating segment that you have identified in accordance with paragraphs 5 through 10 of IFRS 8. Please note that while paragraph 23 of IFRS 8 contemplates that the CODM might not view assets and liabilities by reportable segment, it is unclear to us that a basis exists for presenting assets and liabilities by segment using different definitions of your segments than those used to present segmental results.

The Partnership acknowledges the Staff’s comment, confirms the Staff’s understanding and accordingly will revise its disclosure in future filings to show the adjustments made to disaggregate the assets and liabilities contained in the Partnership’s investments in associates and to remove the portion of assets and liabilities attributable to non-controlling interests. To illustrate how the Partnership expects its future filings to include such

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revised disclosure, the Partnership has set forth in Appendix C an amended disclosure of segmental results to be incorporated in Note 34. Segment Information in the notes to the Partnership’s financial statements in future filings.

*****

The Partnership, in response to the request contained in the comments, hereby acknowledges that:

•	The Partnership is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	The Partnership may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If there are additional comments or questions, please do not hesitate to contact the undersigned at (212) 310-8165.

Very truly yours,

Matthew D. Bloch

cc:	Sam Pollock
John Stinebaugh

JENNIFER THOMPSON

JANUARY 28, 2013

APPENDIX A

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Performance Targets and Key Measures

We target to earn a total return of 12% to 15% per annum on the infrastructure assets that we own, measured over the long term. We aim to generate this return from the in-place cash flow of our operations plus growth. We endeavor to manage our operations to generate increasing funds from operations (FFO) per unit. If we are successful in doing so, we will be able to increase distributions to unitholders. Additionally, the increase in our FFO per unit should result in capital appreciation. Thus, for our business as a whole, a key performance measure is AFFO yield, defined as FFO less maintenance capital expenditures (adjusted funds from operations or AFFO) divided by Invested capital, which measures the sustainable return on capital that we have deployed. We also measure the growth of FFO per unit, which we believe is a proxy for our ability to increase distributions. In addition, we have performance measures that track the key value drivers for each of our operating platforms. See Operating Platforms for more detail.

Distribution Policy

Our objective is to pay a distribution that is sustainable on a long-term basis while retaining within our operations sufficient liquidity to fund recurring growth capital expenditures and general corporate requirements. We currently believe that a payout of 60% to 70% of our FFO is appropriate.

In light of the per unit FFO growth that we foresee in our operations, we are targeting 3% to 7% annual distribution growth over the long term. Our quarterly distribution was increased by 7% to $0.375 per unit in February 2012. This follows quarterly distribution increases of 13% in August 2011, 13% in February 2011 and 4% in February 2010. We intend to review our distribution in the first quarter of each year in the normal course.

Basis of Presentation

Our consolidated ~~and combined~~ financial statements are prepared in accordance with ~~IFRS~~International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board~~, or the~~ (IASB). The consolidated ~~and combined~~ financial statements include the accounts of Brookfield Infrastructure and the entities over which it has control. Brookfield Infrastructure accounts for investments over which it exercises significant influence, however does not control, using the equity method.

~~For each operating platform—utilities, transport and energy, and timber—this management discussion and analysis, or MD&A, outlines Brookfield Infrastructure’s proportionate share of results in order to demonstrate the impact of key value drivers of each of these operating platforms on the partnership’s overall performance.~~

The Partnership’s equity interests include LP Units held by public unitholders and Redeemable partnership units held by Brookfield Asset Management. The LP Units and the Redeemable partnership units have the same economic attributes in all respects, except that the Redeemable partnership units provide Brookfield the right to request that its units be redeemed for cash consideration. In the event that Brookfield exercises this right, the Partnership has the right, at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, Brookfield, as holder of Redeemable partnership units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of the Partnership. However, given the redeemable feature referenced above, we present the LP Units and the Redeemable partnership units as a component of non-controlling interests. When we discuss the results of our operating platforms, we present Brookfield Infrastructure’s proportionate share of results for operations accounted for using consolidation and the equity method, whereby the Partnership either controls or exercises significant influence over the investment, respectively, in order to demonstrate the impact of key value drivers of each of these operating platforms on the Partnership’s overall performance. As a result, segment revenues, costs attributable to revenues, other income, interest

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expense, depreciation and amortization, deferred taxes, fair value adjustments and other items will differ from results presented in accordance with IFRS as they (1) include Brookfield Infrastructure’s proportionate share of earnings from investments in associates attributable to each of the above-noted items, and (2) exclude the share of earnings (loss) of consolidated investments not held by Brookfield Infrastructure apportioned to each of the above-noted items. However, net income for each segment is consistent with results presented in accordance with IFRS. See Reconciliation of Operating Segments on page xx for a reconciliation of segment results to the Partnership’s statement of operating results in accordance with IFRS.

~~OVERVIEW OF PERFORMANCE~~ REVIEW OF CONSOLIDATED FINANCIAL RESULTS

In this section we review our consolidated and combined performance and financial position for the twelve-month periods ended December 31, 2011, 2010 and 2009. Further details on the key drivers of our operations and financial position are contained within the review of operating platforms.

~~To measure performance, among other measures, we focus on FFO and AFFO. We also focus on EBITDA and net income, taking into account items that we consider unusual or otherwise not reflective of the ongoing profitability of our operations. We define FFO as net income excluding the impact of depreciation and amortization, deferred taxes and other non-cash items and AFFO as FFO less maintenance capex, as detailed in the Reconciliation of Non-IFRS Financial Measures section of this MD&A. FFO is a measure of operating performance, and AFFO is a measure of the sustainable cash flow of our business. Since they are not calculated in accordance with, and do not have any standardized meanings prescribed by IFRS, FFO and AFFO are unlikely to be comparable to similar measures presented by other issuers, and FFO and AFFO have limitations as analytical tools. See the Reconciliation of Non-IFRS Financial Measures section of this MD&A for a more fulsome discussion, including a reconciliation to the most directly comparable IFRS measures.~~

~~Results of Operations~~

The following table summarizes the financial results of Brookfield Infrastructure.

~~Key Metrics~~	~~Year ended December 31~~
~~MILLIONS, EXCEPT PER UNIT INFORMATION, UNAUDITED~~	~~2011~~		~~2010~~		~~2009~~
~~Funds from operations (FFO)(1)~~	~~$ 392~~		~~$ 197~~		~~$ 117~~
~~Per unit FFO(2)~~	~~$ 2.41~~		~~$ 1.79~~		~~$ 2.45~~
~~Per unit net income~~	~~$ 1.15~~		~~$ 3.91~~		~~$ 1.11~~
~~Per unit distribution~~	~~$ 1.32~~		~~$ 1.10~~		~~$ 1.06~~
~~Payout ratio(3)~~	 ~~55~~	~~%~~	 ~~60~~	~~%~~	 ~~43~~	~~%~~
~~Growth of per unit FFO(3)~~	 ~~35~~	~~%~~	 ~~(26~~	~~)%(4)~~	 ~~—~~
~~Adjusted funds from operations (AFFO)(1,5)~~	~~$ 300~~		~~$ 148~~		~~$ 31~~
~~AFFO yield(6)~~	 ~~10~~	~~%~~	 ~~8~~	~~%~~	 ~~4~~	~~%~~

~~(1)~~	~~Includes $68 million gain on sale of TBE in 2009.~~
~~(2)~~	~~Average units outstanding during the year of 162.5 million (2010: 109.9 million, 2009: 47.7 million).~~
~~(3)~~	~~Payout ratio is defined as distributions to unitholders divided by FFO.~~
~~(4)~~	~~Growth of per unit FFO is 74% adjusting for the gain on sale of TBE in 2009.~~
~~(5)~~	~~AFFO is defined as FFO less maintenance capital expenditures.~~
~~(6)~~	~~AFFO yield is defined as AFFO divided by time weighted average invested capital.~~

~~For the year ended December 31, 2011, we recorded FFO of $392 million, or $2.41 per unit, versus $197 million, or $1.79 per unit, in the prior year and $49 million, or $1.03 per unit, in 2009. This 35% and 134% increase in our per unit FFO versus 2010 and 2009, respectively, was largely attributable to accretion from our merger with Prime Infrastructure (Prime) and strong results from our utilities and timber platforms, partially offset by below average performance in our transport and~~

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~~energy platform. On an invested capital base of $3,628 million, we generated an AFFO yield of 10% versus 8% and 4% in 2010 and 2009, respectively. Our distribution of $1.32 per unit implied a payout of 55% of our FFO for the year, which is below our targeted range of 60% to 70%. In February 2012, we increased our annual distribution by 7% to $1.50 per unit.~~

Summary Statements of Operating Results Key Metrics	Year ended December 31
MILLIONS, UNAUDITED	2011	2010	2009
Revenues	$ 1,636	$ 634	$ 290
Direct operating expenses	(899)	(413)	(198)
General and administrative expenses	(61)	(35)	(18)
Interest expense—corporate borrowings	(11)	(8)	(8)
Interest expense—non-recourse borrowings	(324)	(136)	(95)
Earnings from investments in associates	76	52	14
Fair value adjustments	356	12	(150)
Fair value gains and other items(1)	—	396	28
Gain on sale of investment (after-tax)	—	—	68
Net income attributable to partnership	187	430	53

~~(1)~~

(1)	See notes 4(a) and 36 to the consolidated financial statements for details regarding adjustments to comparative periods.

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~~For the year ended December 31, 2011, Brookfield Infrastructure earned net income of $187 million, compared to $430 million and $53 million in 2010 and 2009, respectively. Net income decreased versus 2010 as our prior year results included $396 million of fair value gains and other items recognized on the completion of the Prime merger. This was partially offset by the incremental contribution from the Prime merger and positive fair value adjustments on our timberlands that are included in our current year net income. Net income increased versus 2009 primarily due to incremental contribution from the Prime merger, and positive fair value adjustments on our timberlands that are included in our current year net income versus negative fair value adjustments on our timberlands recognized in 2009.~~

Revenues totalled $1,636 million for 2011, representing a year over year increase of approximately $1,000 million. Approximately $800 million of the increase is attributable to the December 2010 merger with Prime Infrastructure. A further $200 million of the increase was primarily due to stronger results at our timber operations, where we increased harvest levels by approximately 50% in response to strong export market dynamics. Compared to 2009, revenues for 2011 rose by $1,346 million, with the majority of the increase due to the aforementioned merger with Prime Infrastructure, the improvement in results for our timber business and a full year contribution from our UK port operations, acquired in November 2009.

Direct operating expenses totalled $899 million for the year ended December 31, 2011, which was up by $486 million compared to the same period in 2010. The largest contributor to this increase was our merger with Prime Infrastructure which contributed an incremental $375 million of direct operating expenses to our overall business. Our timber operations also experienced a ramp up in direct costs of almost $100 million due to the aforementioned harvest increase. Compared to 2009, direct operating costs for 2011 were up by almost $700 million due to similar drivers that impacted the variances discussed compared to 2010, in addition to a full year contribution of $130 million of costs at our UK port operations.

General and administrative expenses totalled $61 million for the year ended December 31, 2012 which was a $26 million increase to 2010 levels. The line item primarily includes a management service cost that is paid to Brookfield, calculated on the basis of market capitalization, and certain public company expenditures relating to the on-going operations of the partnership. The year over year increase in general and administrative expenses relates primarily to an increase in our base management fee as a result of the equity issuances completed in 2009 and 2010 and the increase in our trading price, both factors that lead to an increase in our market capitalization. Compared to 2009 our general and administrative expenses increased by $43 million in 2011, which was also primarily driven by an increase in the management fee that was paid to Brookfield as a result of growth in the partnership’s market capitalization.

Interest expense on corporate borrowings for 2011 totalled $11 million compared to $8 million for 2010 and 2009. The balance includes interest expense and standby fees on our committed credit facility. The increase in interest expense for both years is due to the increased drawings on our credit facility to finance capital expenditure programs in our business.

Interest expense on non-recourse borrowings for 2011 totalled $324 million and increased by $188 million compared to 2010 primarily as a result of increased debt levels in our business in conjunction with our merger with Prime Infrastructure. Interest expense balances were higher by $229 million compared to 2009 levels, also attributable primarily to the increase in debt balances associated with the merger with Prime Infrastructure.

Earnings from investments in associates were $76 million for 2011, which increased by over $20 million compared to the year ended December 31, 2010. The increase was attributable to an increase of $50 million at our South American transmission operations which experienced significant fair value adjustments during the year. We also experienced an incremental contribution of $10 million in certain associates that we stepped up our interest in as a result of the merger with Prime Infrastructure. These increases were partially offset by $40 million reduction in the earnings of certain associates that we started to consolidate following our merger with Prime Infrastructure. Compared to 2009, earnings from associates increased by $62 million primarily due to the aforementioned reasons relating to fair value adjustments at our South American transmission operations and a step up in ownership interests of certain associates due to the merger with Prime Infrastructure.

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Fair value adjustments relate to revaluation gains that were recorded at our timberland operations as a result of increases in the annual appraisals due to a stronger outlook for log prices.

The following table summarizes the financial position of Brookfield Infrastructure.

Summary Statements of Financial Position Key Metrics	As of
MILLIONS, UNAUDITED	December 31, 2011	December 31, 2010
Cash and cash equivalents	$ 153	$ 154
Other current assets	325	2,096
Total assets	13,269	13,352
Current liabilities	381	2,153
Corporate borrowings	—	18
Non-recourse borrowings	4,885	4,575
Other long-term liabilities	2,114	1,683
Non-controlling interest – in operating subsidiaries	1,683	1,552
Non-controlling interest – redeemable partnership units held by Brookfield	1,112	865
Limited Partners’ capital	3,070	2,483
General Partner capital	24	23

As of December 31, 2011, we had $13,269 million in assets and $4,206 million in partnership capital compared to $13,352 million in assets and $3,371 million in partnership capital as of December 31, 2010. Our book value per unit was $22.72 and $21.42 as of December 31, 2011 and December 31, 2010, respectively.

The increase in assets, compared to December 31, 2010, primarily reflects investments in our Australian railroad and our Chilean toll road, as well as a significant increase in the carrying value of our operating assets due to the revaluation of property, plant and equipment in accordance with IFRS. This increase was offset by the sale of Alinta Energy Transmission and Distribution, which was classified as held-for-sale on our Consolidated and Combined Statements of Financial Position in the prior period with total assets and liabilities of $1,322 million. The increase in partnership capital reflects our $660 million equity issuance in the fourth quarter of 2011 to fund the aforementioned investments as well as the revaluation gains.

Corporate borrowings decreased to nil at year end compared to $18 million as of December 31, 2010, as we utilized a portion of the proceeds of our $660 million equity issuance to repay our corporate credit facility. Our Consolidated and Combined Statements of Financial Position as of December 31, 2011 reflects $4,885 million of non-recourse borrowings compared to $4,575 million as of December 31, 2010. As of December 31, 2011, our consolidated net debt to capitalization ratio was 45%, down from 48% as of December 31, 2010.

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JANUARY 28, 2013

APPENDIX B

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Performance Targets and Key Measures

We target to earn a total return of 12% to 15% per annum on the infrastructure assets that we own, measured over the long term. We aim to generate this return from the in-place cash flow of our operations plus growth. We endeavor to manage our operations to generate increasing funds from operations (FFO) per unit. If we are successful in doing so, we will be able to increase distributions to unitholders. Additionally, the increase in our FFO per unit should result in capital appreciation. Thus, for our business as a whole, a key performance measure is AFFO yield, defined as FFO less maintenance capital expenditures (adjusted funds from operations or AFFO) divided by Invested capital, which measures the sustainable return on capital that we have deployed. We also measure the growth of FFO per unit, which we believe is a proxy for our ability to increase distributions. In addition, we have performance measures that track the key value drivers for each of our operating platforms. See Operating Platforms for more detail.

Distribution Policy

Our objective is to pay a distribution that is sustainable on a long-term basis while retaining within our operations sufficient liquidity to fund recurring growth capital expenditures and general corporate requirements. We currently believe that a payout of 60% to 70% of our FFO is appropriate.

In light of the per unit FFO growth that we foresee in our operations, we are targeting 3% to 7% annual distribution growth over the long term. Our quarterly distribution was increased by 7% to $0.375 per unit in February 2012. This follows quarterly distribution increases of 13% in August 2011, 13% in February 2011 and 4% in February 2010. We intend to review our distribution in the first quarter of each year in the normal course.

Basis of Presentation

Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, (IASB). The consolidated financial statements include the accounts of Brookfield Infrastructure and the entities over which it has control. Brookfield Infrastructure accounts for investments over which it exercises significant influence, however does not control, using the equity method.

The Partnership’s consolidated equity interests include LP Units held by public unitholders and Redeemable partnership units held by Brookfield Asset Management. The LP Units and the Redeemable partnership units have the same economic attributes in all respects, except that the Redeemable partnership units provide Brookfield the right to request that its units be redeemed for cash consideration. In the event that Brookfield exercises this right, the Partnership has the right, at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, Brookfield, as holder of Redeemable partnership units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of the Partnership. However, given the redeemable feature referenced above, we present the LP Units and the Redeemable partnership units as separate components of equity. It is important to note that total income (loss) per share information and total equity will not change as a result of this classification.

When we discuss the results of our operating platforms, we present Brookfield Infrastructure’s proportionate share of results for operations accounted for using consolidation and the equity method, whereby the Partnership either controls or exercises significant influence over the investment, respectively, in order to demonstrate the impact of key value drivers of each of these operating platforms on the Partnership’s overall performance. As a result, segment revenues, costs attributable to revenues, other income, interest expense, depreciation and amortization, deferred taxes, fair value adjustments and other

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items will differ from results presented in accordance with IFRS as they (1) include Brookfield Infrastructure’s proportionate share of earnings from investments in associates attributable to each of the above-noted items, and (2) exclude the share of earnings (loss) of consolidated investments not held by Brookfield Infrastructure apportioned to each of the above-noted items. However, net income for each segment is consistent with results presented in accordance with IFRS. See Reconciliation of Operating Segments on page [xx] for a reconciliation of segment results to the Partnership’s statement of operating results in accordance with IFRS.

REVIEW OF CONSOLIDATED FINANCIAL RESULTS

In this section we review our consolidated and combined performance and financial position for the twelve-month periods ended December 31, 2011, 2010 and 2009. Further details on the key drivers of our operations and financial position are contained within the review of operating platforms.

The following table summarizes the financial results of Brookfield Infrastructure.

Summary Statements of Operating Results Key Metrics	Year ended December 31
MILLIONS, UNAUDITED	2011	2010	2009
Revenues	$1,636	$634	$290
Direct operating expenses	(899)	(413)	(198)
General and administrative expenses	(61)	(35)	(18)
Interest expense—corporate borrowings	(11)	(8)	(8)
Interest expense—non-recourse borrowings	(324)	(136)	(95)
Earnings from investments in associates	76	52	14
Fair value adjustments	356	12	(150)
Fair value gains and other items(1)	—	396	28
Gain on sale of investment (after-tax)	—	—	68
Net income attributable to partnership	187	430	53

(1)	See notes 4(a) and 36 for details regarding adjustments to comparative periods.

Revenues totaled $1,636 million for 2011, representing a year over year increase of approximately $1,000 million. Approximately $800 million of the increase is attributable to the December 2010 merger with Prime Infrastructure. A further $200 million of the increase was primarily due to stronger results at our timber operations, where we increased harvest levels by approximately 50% in response to strong export market dynamics. Compared to 2009, revenues for 2011 rose by $1,346 million, with the majority of the increase due to the aforementioned merger with Prime Infrastructure, the improvement in results for our timber business and a full year contribution from our UK port operations, acquired in November 2009.

Direct operating expenses totaled $899 million for the year ended December 31, 2011, which was up by $486 million compared to the same period in 2010. The largest contributor to this increase was our merger with Prime Infrastructure which contributed an incremental $375 million of direct operating expenses to our overall business. Our timber operations also experienced a ramp up in direct costs of almost $100 million due to the aforementioned harvest increase. Compared to 2009, direct operating costs for 2011 were up by almost $700 million due to similar drivers that impacted the variances discussed compared to 2010, in addition to a full year contribution of $130 million of costs at our UK port operations.

General and administrative expenses totaled $61 million for the year ended December 31, 2012 which was a $26 million increase to 2010 levels. The line item primarily includes a management service cost that is paid to Brookfield, calculated on the basis of market capitalization, and certain public company expenditures relating to the on-going operations of the partnership. The year over year increase in general and administrative expenses relates primarily to an increase in our base management fee as a result of the equity issuances completed in 2009 and 2010 and the increase in our trading price, both factors that lead to an increase in our market capitalization. Compared to 2009 our general and administrative expenses increased by $43 million in 2011, which was also primarily driven by an increase in the management fee that was paid to Brookfield as a result of growth in the partnership’s market capitalization.

JENNIFER THOMPSON

JANUARY 28, 2013

Interest expense on corporate borrowings for 2011 totaled $11 million compared to $8 million for 2010 and 2009. The balance includes interest expense and standby fees on our committed credit facility. The increase in interest expense for both years is due to the increased drawings on our credit facility to finance capital expenditure programs in our business.

Interest expense on non-recourse borrowings for 2011 totaled $324 million and increased by $188 million compared to 2010 primarily as a result of increased debt levels in our business in conjunction with our merger with Prime Infrastructure. Interest expense balances were higher by $229 million compared to 2009 levels, also attributable primarily to the increase in debt balances associated with the merger with Prime Infrastructure.

Earnings from investments in associates were $76 million for 2011, which increased by over $20 million compared to the year ended December 31, 2010. The increase was attributable to an increase of $50 million at our South American transmission operations which experienced significant fair value adjustments during the year. We also experienced an incremental contribution of $10 million as a result of the merger with Prime Infrastructure. These increases were partially offset by $40 million reduction in the earnings of certain associates that we started to consolidate following our merger with Prime Infrastructure. Compared to 2009, earnings from associates increased by $62 million primarily due to the aforementioned reasons relating to fair value adjustments at our South American transmission operations and a step up in ownership interests of certain associates due to the merger with Prime Infrastructure.

Fair value adjustments relate to revaluation gains that were recorded at our timberland operations as a result of increases in the annual appraisals due to a stronger outlook for log prices.

The following table summarizes the financial position of Brookfield Infrastructure.

Summary Statements of Financial Position Key Metrics	As of
MILLIONS, UNAUDITED	December 31, 2011	December 31, 2010
Cash and cash equivalents	$153	$154
Other current assets	325	2,096
Total assets	13,269	13,352
Current liabilities	381	2,153
Corporate borrowings	—	18
Non-recourse borrowings	4,885	4,575
Other long-term liabilities	2,114	1,683
Non-controlling interest – in operating subsidiaries	1,683	1,552
Non-controlling interest – redeemable partnership units held by Brookfield	1,112	865
Limited Partners’ capital	3,070	2,483
General Partner capital	24	23

As of December 31, 2011, we had $13,269 million in assets and $4,206 million in partnership capital compared to $13,352 million in assets and $3,371 million in partnership capital as of December 31, 2010. Our book value per unit was $22.72 and $21.42 as of December 31, 2011 and December 31, 2010, respectively.

The increase in assets, compared to December 31, 2010, primarily reflects investments in our Australian railroad and our Chilean toll road, as well as a significant increase in the carrying value of our operating assets due to the revaluation of property, plant and equipment in accordance with IFRS. This increase was offset by the sale of Alinta Energy Transmission and Distribution, which was classified as held-for-sale on our Consolidated and Combined Statements of Financial Position in the prior period with total assets and liabilities of $1,322 million. The increase in partnership capital reflects our $660 million equity issuance in the fourth quarter of 2011 to fund the aforementioned investments as well as the revaluation gains.

Corporate borrowings decreased to nil at year end compared to $18 million as of December 31, 2010, as we utilized a portion of the proceeds of our $660 million equity issuance to repay our corporate credit facility. Our Consolidated and Combined Statements of Financial Position as of December 31, 2011 reflects $4,885 million of non-recourse borrowings compared to $4,575 million as of December 31, 2010. As of December 31, 2011, our consolidated net debt to capitalization ratio was 45%, down from 48% as of December 31, 2010.

JENNIFER THOMPSON

JANUARY 28, 2013

APPENDIX C

Segment Information, page F-57, F-58 and F-59

	Brookfield Infrastructure’s Share
For the year ended December 31, 2011 in US$ millions	Utilities	Transport & Energy	Timber	Other	Total	Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials on F-5 (1)
Revenues	$644	$951	$155	$—	$1,750	$(694)	$580	$1,636
Costs attributed to revenues	(226)	(628)	(95)	—	(949)	403	(353)	(899)
General and administrative costs	—	—	—	(61)	(61)	—	—	(61)

Adjusted EBITDA	418	323	60	(61)	740	(291)	227
Other income	6	4	2	7	19	(3)	7	23
Interest expense	(149)	(156)	(28)	(25)	(358)	128	(105)	(335)
Cash taxes	—	(4)	(1)	(4)	(9)	5	—	(4)

FFO	275	167	33	(83)	392	(161)	129
Depreciation and amortization	(91)	(112)	—	—	(203)	96	(20)	(127)
Deferred taxes	(11)	1	(42)	(21)	(73)	(2)	(79)	(154)
Fair value adjustments	45	6	93	—	144	45	257	356
Other expenses	(55)	(15)	7	(10)	(73)	(36)	(34)	(71)
Share of earnings from associates	—	—	—	—	—	76	—	76
Net income attributable to non-controlling interest – in operating subsidiaries	—	—	—	—	—	—	(253)	(253)

Net income attributable to partnership	$163	$47	$91	$(114)	$187	$—	$—	$187

	Brookfield Infrastructure’s Share
As at December 31, 2011 in US$ millions	Utilities	Transport & Energy	Timber	Other	Total	Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment	As per IFRS financials on F-4(1)
Total assets	$3,787	$4,349	$1,112	$20	$9,303	$(1,999)	$4,228	$1,738	$13,269

(1)	The above table provides each segment’s assets in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations using consolidation and the equity method whereby the Partnership either controls or exercises significant influence over the investment respectively. The above table reconciles Brookfield Infrastructure’s proportionate assets to total assets presented on the Partnership’s consolidated and combined statements of financial position by removing net liabilities contained within investments in associates and reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities.

JENNIFER THOMPSON

JANUARY 28, 2013

APPENDIX D

Reconciliation of Operating Segments

The following table reconciles the partnership’s operating results by segment to the partnership’s Statements of Operating Results prepared in accordance with IFRS:

	Brookfield Infrastructure’s Share
For the year ended December 31, 2011 in US$ millions	Utilities	Transport & Energy	Timber	Other	Total	Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials on F-5 (1)
Revenues	$644	$951	$155	$—	$1,750	$(694)	$580	$1,636
Costs attributed to revenues	(226)	(628)	(95)	—	(949)	403	(353)	(899)
General and administrative costs	—	—	—	(61)	(61)	—	—	(61)

Adjusted EBITDA	418	323	60	(61)	740	(291)	227
Other income	6	4	2	7	19	(3)	7	23
Interest expense	(149)	(156)	(28)	(25)	(358)	128	(105)	(335)
Cash taxes	—	(4)	(1)	(4)	(9)	5	—	(4)

FFO	275	167	33	(83)	392	(161)	129
Depreciation and amortization	(91)	(112)	—	—	(203)	96	(20)	(127)
Deferred taxes	(11)	1	(42)	(21)	(73)	(2)	(79)	(154)
Fair value adjustments	45	6	93	—	144	(45)	257	356
Other expenses	(55)	(15)	7	(10)	(73)	(36)	(34)	(71)
Share of earnings from associates	—	—	—	—	—	76	—	76
Net income attributable to non-controlling interest – in operating subsidiaries	—	—	—	—	—	—	(253)	(253)

Net income attributable to partnership	$163	$47	$91	$(114)	$187	$—	$—	$187

(1)	The above table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and the equity method whereby the Partnership either controls or exercises significant influence over the investment respectively. The above table reconciles Brookfield Infrastructure’s proportionate results to the Partnership’s consolidated and combined statements of operating results on a line by line basis by aggregating the components comprising the earnings from the Partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests.

JENNIFER THOMPSON

JANUARY 28, 2013

APPENDIX E

Discussion of Segment Reconciling Items

The following tables detail and provide discussion, where applicable, of material changes between reporting periods for each operating segment, the reconciliation of contributions from investments in associates and attribution of non-controlling interest in the determination of Adjusted EBITDA, FFO and Net income attributable to the Partnership in order to facilitate the understanding of the nature of and changes to reconciling items.

Utilities	For the year ended December 31
MILLIONS, UNAUDITED	2011	2010	2009
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from Investment in Associates	$130	$183	$67
Attribution to non-controlling interest	(75)	(5)	—

Adjusted EBITDA	55	178	67

Adjustments to items comprising FFO(2)
Contributions from Investment in Associates	(38)	(64)	(21)
Attribution to non-controlling interest	33	3	—

FFO	50	117	46

Adjustments to items comprising Net income attributable to Partnership (3)
Contributions from Investment in Associates	(92)	(119)	(46)
Attribution to non-controlling interest	42	2	—

Net income Attributable to Partnership	$—	$—	$—

(1)	Revenues, costs attributed to revenues, general and administrative costs
(2)	Other income, Interest expense, cash taxes
(3)	Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest

Contributions from investments in associates decreased in 2011 compared to 2010, primarily as a result of the acquisition of control of our regulated terminal and European regulated transmission businesses in December 2010. Contributions from investments in associates increased in 2010 compared to 2009, primarily as we benefitted from full year contribution from our regulated terminal and European and Australasian regulated distribution businesses.

Attribution to non-controlling interest increased in 2011 compared to 2010, primarily as result of the acquisition of control of our regulated terminal in December 2010. Approximately 30% of consolidated results are attributable to participating non-controlling interest.

JENNIFER THOMPSON

JANUARY 28, 2013

Transport & Energy	For the year ended December 31
MILLIONS, UNAUDITED	2011	2010	2009
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from Investment in Associates	$161	$132	$20
Attribution to non-controlling interest	(29)	(27)	(3)

Adjusted EBITDA	132	105	17

Adjustments to items comprising FFO(2)
Contributions from Investment in Associates	(91)	(59)	(9)
Attribution to non-controlling interest	12	12	1

FFO	53	58	9

Adjustments to items comprising Net income attributable to Partnership (3)
Contributions from Investment in Associates	(70)	(73)	(11)
Attribution to non-controlling interest	17	15	2

Net income Attributable to Partnership	$—	$—	$—

(1)	Revenues, costs attributed to revenues, general and administrative costs
(2)	Other income, Interest expense, cash taxes
(3)	Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest

Contributions from investments in associates increased each year from 2009 through 2011, primarily as a result of our incremental investments in our North American Energy Distribution and European port operations in November 2009 and December 2010, partially offset by the acquisition of control of our Australian rail operation in December 2010.

Attribution to non-controlling interest increased in 2010 compared to 2009, as result of the acquisition of control of our UK port operations in November 2009. Approximately 40% of consolidated results are attributable to participating non-controlling interest.

Timber	For the year ended December 31
MILLIONS, UNAUDITED	2011	2010	2009
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from Investment in Associates	$—	$—	$—
Attribution to non-controlling interest	(123)	(77)	(43)

Adjusted EBITDA	(123)	(77)	(43)

Adjustments to items comprising FFO(2)
Contributions from Investment in Associates	—	—	—
Attribution to non-controlling interest	53	58	49

FFO	(70)	(19)	6

Adjustments to items comprising Net income attributable to Partnership (3)
Contributions from Investment in Associates	—	—	—
Attribution to non-controlling interest	70	19	(6)

Net income Attributable to Partnership	$—	$—	$—

(1)	Revenues, costs attributed to revenues, general and administrative costs
(2)	Other income, Interest expense, cash taxes
(3)	Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest

JENNIFER THOMPSON

JANUARY 28, 2013

Attribution to non-controlling interest increased each year from 2009 through 2011, as a result of improved performance of our timber segment. Approximately 65% of consolidated results are attributable to participating non-controlling interest.

Other	For the year ended December 31
MILLIONS, UNAUDITED	2011	2010	2009
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from Investment in Associates	$—	$(2)	$2
Attribution to non-controlling interest	—	—	—

Adjusted EBITDA	—	(2)	2

Adjustments to items comprising FFO(2)
Contributions from Investment in Associates	(1)	(5)	—
Attribution to non-controlling interest	—	—	—

FFO	(1)	(7)	2

Adjustments to items comprising Net income attributable to Partnership (3)
Contributions from Investment in Associates	1	7	(2)
Attribution to non-controlling interest	—	—	—

Net income Attributable to Partnership	$—	$—	$—

(1)	Revenues, costs attributed to revenues, general and administrative costs
(2)	Other income, Interest expense, cash taxes
(3)	Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest

Total	For the year ended December 31
MILLIONS, UNAUDITED	2011	2010	2009
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from Investment in Associates	$291	$313	$89
Attribution to non-controlling interest	(227)	(109)	(46)

Adjusted EBITDA	64	204	43

Adjustments to items comprising FFO(2)
Contributions from Investment in Associates	$(130)	$(128)	$(30)
Attribution to non-controlling interest	98	73	50

FFO	32	149	63

Adjustments to items comprising Net income attributable to Partnership (3)
Contributions from Investment in Associates	(161)	(185)	(59)
Attribution to non-controlling interest	129	36	(4)

Net income Attributable to Partnership	$—	$—	$—

(1)	Revenues, costs attributed to revenues, general and administrative costs
(2)	Other income, Interest expense, cash taxes
(3)	Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest

JENNIFER THOMPSON

JANUARY 28, 2013

APPENDIX F

Reconciliation of Invested Capital by Segment

The following table reconciles weighted average invested capital by segment to the most directly comparable IFRS measure, which is partnership capital:

	Utilities		Transport & Energy		Timber		Other		Total
MILLIONS, UNAUDITED	Dec 31, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010
Partnership capital	$1,324	$1,227	$2,214	$1,604	$648	$602	$20	$(62)	$4,206	$3,371
Cumulative differences and other adjustments	31	89	(259)	(19)	(128)	(112)	53	20	(303)	(22)
Maintenance capital expenditures	(24)	(13)	(65)	(33)	(3)	(3)	—	—	(92)	(49)
Non-cash statement of operating results items	112	(46)	120	(207)	(58)	(13)	31	33	205	(233)
Accumulated other comprehensive income	(43)	41	(317)	(110)	9	4	(37)	(109)	(388)	(174)

Invested capital	$1,400	$1,298	$1,693	$1,235	$468	$478	$67	$(118)	$3,628	$2,893

Time weighted average Invested Capital[1]		$1,331		$1,384		$473				$3,125

[1]	Invested capital time weighted on a monthly basis

JENNIFER THOMPSON

JANUARY 28, 2013

APPENDIX G

CONSOLIDATED AND COMBINED STATEMENTS OF FINANCIAL POSITION

US$ MILLIONS	As of December 31, 2011	As of December 31, 2010	As of January 1, 2010
Assets
Cash and cash equivalents	$153	$154	$107
Accounts receivable and other	215	187	54
Inventory	87	44	32
Financial assets (current)	23	6	2
Assets classified as held for sale	—	1,859	—

Current assets	478	2,250	195
Property, plant and equipment	4,073	3,131	1,150
Intangible assets	2,924	2,903	345
Standing timber	2,890	2,578	2,425
Investments in associates	1,400	1,089	1,087
Goodwill	591	591	591
Investment properties	194	175	175
Financial assets (non-current)	114	118	—
Other assets (non-current)	200	132	71
Deferred income tax asset	405	385	13

Total assets	$13,269	$13,352	6,052

Liabilities and Partnership Capital
Liabilities
Accounts payable and other	370	265	102
Non-recourse borrowings (current)	145	615	—
Financial liabilities (current)	11	29	—
Liabilities directly associated with assets classified as held for sale	—	1,859	—

Current liabilities	526	2,768	102
Corporate borrowings	—	18	—
Non-recourse borrowings (non-current)	4,740	3,960	1,926
Financial liabilities (non-current)	234	97	—
Other liabilities (non-current)	300	261	100
Deferred income tax liability	1,560	1,305	694
Preferred shares	20	20	20

Total liabilities	7,380	8,429	2,842

Partnership capital
Limited partners’	3,070	2,483	1,126
General partner	24	23	18
Non-controlling interest - Redeemable partnership units held by Brookfield	1,112	865	761
Non-controlling interest – in operating subsidiaries	1,683	1,552	1,305

Total partnership capital	5,889	4,923	3,210

Total liabilities and partnership capital	$13,269	$13,352	6,052

The accompanying notes are an integral part of the financial statements.

JENNIFER THOMPSON

JANUARY 28, 2013

CONSOLIDATED AND COMBINED STATEMENTS OF OPERATING RESULTS

	For the Year Ended December 31,
US$ MILLIONS (except per unit information)	2011	2010	2009
Revenues	$1,636	$634	$290
Direct operating costs	(899)	(413)	(198)
General and administrative expenses	(61)	(35)	(18)
Depreciation and amortization expense	(127)	(29)	(12)

	549	157	62
Interest expense	(335)	(144)	(103)
Share of earnings from investments in associates	76	52	14
Gain on sale of investment	—	—	87
Fair value gains and other items	—	396	28
Fair value adjustments	356	12	(150)
Other (expenses) income	(48)	(15)	20

Income (loss) before income tax	598	458	(42)
Income tax (expense) recovery
Current	(4)	(1)	(1)
Deferred	(154)	16	12

Net income (loss)	440	473	(31)
Net (income) loss attributable to non-controlling interest – in operating subsidiaries	(253)	(43)	84

Net income attributable to partnership	$187	$430	$53

Attributable to:
Non-controlling interest – Redeemable partnership units held by Brookfield	$51	$107	$21
General partner	5	5	—
Limited partners	131	318	32

Earnings per unit:
Basic and diluted earnings per unit attributable to:
Limited partners	$1.13	$3.91	$1.11

The accompanying notes are an integral part of the financial statements.

JENNIFER THOMPSON

JANUARY 28, 2013

CONSOLIDATED AND COMBINED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the Year Ended December 31,
US$ MILLIONS	2011	2010	2009
Net income (loss) for the year	$440	$473	$(31)

Other comprehensive income (loss):
Revaluations of property, plant and equipment	310	2	13
Foreign currency translation	(37)	112	49
Cash flow hedge	(94)	15	4
Net investment hedge	(30)	(51)	(61)
Other(1)	(4)	26	—
Taxes on the above items	(71)	(10)	(1)
Equity accounted investments	120	2	(52)

	194	96	(48)

Comprehensive income (loss)	$634	$569	$(79)

Attributable to:
Non-controlling interest – in operating subsidiaries	$233	$60	$(74)
Non-controlling interest – Redeemable partnership units held by Brookfield	110	133	(1)
General partner	7	6	(1)
Limited partners	284	370	(3)

[1]	Other reserves relate to unrealized actuarial (losses)/gains.

The accompanying notes are an integral part of the financial statements.

JENNIFER THOMPSON

JANUARY 28, 2013

CONSOLIDATED AND COMBINED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners’			General Partner			Non Controlling Interest-Redeemable partnership units held by Brookfield
US$ MILLIONS	Limited partners’ capital	Retained earnings	Accumulated other comprehensive income	Redeemable units held by Brookfield	Retained earnings	Accumulated other comprehensive income	General partner capital	Retained earnings	Accumulated other comprehensive income	Non- controlling interest – in operating subsidiaries	Total partners’ capital
Balance as at January 1, 2011	$2,136	$238	$109	$19	$4	$—	$745	$55	$65	$1,552	$4,923

Net income	—	131	—	—	5	—	—	51	—	253	440
Other comprehensive income (loss)	—	—	153	—	—	2	—	—	59	(20)	194

Comprehensive income	—	131	—	—	5	2	—	51	59	233	634

Unit issuance, net repurchases	459	—	—	—	—	—	197	—	—	—	658
Partnership distributions	—	(156)	—	—	(6)	—	—	(60)	—	—	(222)
Acquisition of interests	—	—	—	—	—	—	—	—	—	40	40
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	(142)	(142)
Other items	—	—	—	—	—	—	—	—	—	—	(2)

Balance as at December 31, 2011	$2,597	$213	$262	$19	$3	$2	$942	$46	$124	$1,683	$5,889

	Limited Partners’			General Partner			Non Controlling Interest-Redeemable partnership units held by Brookfield
US$ MILLIONS	Limited partners’ capital	Retained (deficit) earnings	Accumulated other comprehensive income	General partner capital	Retained (deficit) Earnings	Accumulated other comprehensive income	Redeemable units held by Brookfield	Retained earnings	Accumulated other comprehensive income	Non- controlling interest – in operating subsidiaries	Total partners’ capital
Balance as at January 1, 2010	$1,079	$(10)	$57	$19	$—	$(1)	$728	$(6)	$39	$1,305	$3,210

Net income	—	318	—	—	5	—	—	107	—	43	473
Other comprehensive income	—	—	52	—	—	1	—	—	26	17	96

Comprehensive income	—	318	—	—	5	1	—	107	26	60	569

Unit issuance, net of repurchases	1,057	—	—	—	—	—	17	—	—	—	1,074
Partnership distributions	—	(70)	—	—	(1)	—	—	(46)	—	—	(117)
Acquisition of interests	—	—	—	—	—	—	—	—	—	174	174
Other items	—	—	—	—	—	—	—	—	—	13	13

Balance as at December 31, 2010	$2,136	$238	$109	$19	$4	$—	$745	$55	$65	$1,552	$4,923

	Limited Partners’			General Partner			Non Controlling Interest-Redeemable partnership units held by Brookfield
US$ MILLIONS	Limited partners’ capital	Retained earnings	Accumulated other comprehensive income	General partner capital	Retained earnings	Accumulated other comprehensive income	Redeemable units held by Brookfield	Retained earnings	Accumulated other comprehensive income	Non- controlling interest – in operating subsidiaries	Total partners’ capital
Balance as at January 1, 2009	$530	$(2)	$92	$10	$—	$—	$354	$(2)	$61	$1,269	$2,312

Net income	—	32	—	—	—	—	—	21	—	(84)	(31)
Other comprehensive income (loss)	—	—	(35)	—	—	(1)	—	—	(22)	10	(48)

Comprehensive income	—	32	(35)	—	—	(1)	—	—	(22)	(74)	(79)

Unit issuance, net of repurchases	555	—	—	9	—	—	374	—	—	—	938
Partnership distributions	—	(36)	—	—	—	—	—	(23)	—	—	(59)
Acquisition of interests	—	—	—	—	—	—	—	—	—	89	89
Other items	(6)	(4)	—		—	—	—	(2)	—	21	9

Balance as at December 31, 2009	$1,079	$(10)	$57	$19	$—	$(1)	$728	$(6)	$39	$1,305	$3,210

The accompanying notes are an integral part of the financial statements.

JENNIFER THOMPSON

JANUARY 28, 2013

RECLASSIFICATION

The Partnership reflects the Redeemable Partnership Units issued to Brookfield by the Holding LP as consolidated equity in accordance with IAS 32 – Financial Instruments: Presentation since Brookfield Infrastructure can, at its sole discretion, elect to satisfy a redemption request by Brookfield of the Redeemable Partnership units by issuing an equal number of LP units (See Note 25). Brookfield Infrastructure has reclassified the Redeemable Partnership Units that were previously presented as limited partnership units (formerly limited partners’ equity) to a separate component of non-controlling interest. This reclassification has no impact on the Partnership’s reported consolidated income (loss), income (loss) per LP Unit, comprehensive income (loss) or total equity. The impact of this reclassification on the consolidated balance sheets, statement of income, comprehensive income and changes in equity as at December 31, 2011 and January 1, 2010 and for the years ended December 31, 2011 and 2010 is shown in the following table:

	As a December 31, 2011		As at January 1, 2011
US$ MILLIONS	Previously presented	Reclassified	Previously presented	Reclassified
Consolidated Balance Sheet
Non-controlling Interest - Redeemable partnership units held by Brookfield	$—	$1,112	$—	$865
Limited Partners’	$4,182	$3,070	$3,348	$2,483

	For the year ended December 31
	2011		2010
US$ MILLIONS	Previously presented	Reclassified	Previously presented	Reclassified
Consolidated Statements of Income
Net income attributable to:
Non-controlling Interest - Redeemable partnership units held by Brookfield	$—	$51	$—	$107
Limited Partners’	$182	$131	$425	$318

Consolidated Statement of Comprehensive Income
Comprehensive income attributable to:
Non-controlling Interest - Redeemable partnership units held by Brookfield	$—	$110	$—	$133
Limited Partners’	$394	$284	$503	$370

Consolidated Statement of Changes in Equity
Non-controlling Interest - Redeemable partnership units held by Brookfield		$1,112		$865
Limited Partners’	$4,182	$3,070	$3,348	$2,483